UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, January 24, 2017

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.:        MATERIAL FACT

Dear Commissioner:

In accordance with Articles 9 and the second paragraph of Article 10 of the Securities Market Law, and pursuant to General Regulation N° 30 of the Commissioner, the undersigned, duly authorized, reports the following MATERIAL FACT from LATAM Airlines Group S.A. ("LATAM" or the “Company”), Securities Registry No. 306:

Today the Company’s Board of Directors decided to appoint Mr. Giles Agutter as director in the vacant position left by Mr. Ricardo Caballero following his resignation last June; a position that had been unfilled to date.

Notwithstanding this appointment, and as reported at the time of Mr. Caballero's resignation, the Company's Board of Directors must be completely renewed at the next LATAM Regular Shareholders' Meeting.

Sincerely,

Juan Carlos Menció

Legal Vice-president

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO